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Filed pursuant to General Instruction II.L of Form F-10; File No. 153305

SECOND PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 11, 2008
(as previously supplemented by the first prospectus supplement dated September 11, 2008)

February 12, 2009

US$14,000,000
10,000,000 Common Shares

This Prospectus Supplement qualifies the distribution of up to 10,000,000 common shares ("Common Shares") of Banro Corporation ("Banro" or the "Company") at a price of US$1.40 per Common Share (the "Offering"). The Common Shares will be issued by the Company directly to purchasers under subscription agreements between the Company and each of the purchasers. The closing of the Offering is expected to occur on or about February 19, 2009.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (the "TSX") and the NYSE Alternext US, LLC (the "Alternext"), in each case under the symbol "BAA". The closing price of the Company's common shares on the TSX on February 11, 2009 was Cdn$1.75, and the closing price of the Company's common shares on the Alternext on February 11, 2009 was US$1.42. Application has been made to list the Common Shares on the TSX and the Alternext. Listing is subject to the Company fulfilling all the listing requirements of such exchanges.

Price: US$1.40 per Common Share

	Price to the Public	Proceeds to the Company(1)
Per Common Share	US$1.40	US$1.40
Total	US$14,000,000	US$14,000,000

Note:

(1)
Assuming all 10,000,000 of the Common Shares are issued pursuant to the Offering and before deducting expenses of the Offering, which are estimated to be US$350,000 and which will be paid from the proceeds of the Offering.

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Prospectus. Offers in Canada will only be made by the Company to qualified purchasers in accordance with applicable exemptions from the registration requirements of the applicable securities laws. See "Plan of Distribution".

Investing in the Common Shares involves risks. See "Risk Factors" beginning on page 19 of the accompanying Prospectus.

The Offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated herein and therein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Acquiring Common Shares may subject an investor to tax consequences in the United States, Canada and other jurisdictions. This Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in this Prospectus Supplement and consult their own tax adviser with respect to their own particular circumstances.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state or provincial securities regulator has approved or disapproved of these securities or determined if this Prospectus Supplement and the accompanying Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside of the United States, that some or all of the experts named in this Prospectus Supplement and the accompanying Prospectus may reside outside of the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Prospectus Supplement

Prospectus

        Unless the context otherwise requires, references in this Prospectus Supplement to "Banro" or the "Company" include Banro Corporation and each of its material subsidiaries.

        This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See "Documents Incorporated By Reference" in this Prospectus Supplement and in the accompanying Prospectus.

EXCHANGE RATE INFORMATION

        Unless stated otherwise or the context otherwise requires, all references in this Prospectus Supplement to "US$" are to United States dollars, all references in this Prospectus Supplement to "Cdn$" are to Canadian dollars and all references in this Prospectus Supplement to £ are to United Kingdom pounds. The noon exchange rate on February 11, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Cdn$1.00 equals US$0.8049.

        During the periods set forth below, the noon-day exchange rates for the United States dollar per Canadian dollar as quoted by the Bank of Canada were:

		Years Ended December 31,
	Month Ended January 31, 2009 (US$)	2008 (US$)	2007 (US$)	2006 (US$)
Rate at end of period	0.8088	0.8166	1.0120	0.8581
Average rate during period	0.8155	0.9381	0.9304	0.8818
Highest rate during period	0.8458	1.0289	1.0905	0.9099
Lowest rate during period	0.7849	0.7711	0.8437	0.8528

 RECENT DEVELOPMENTS

Increase in Measured and Indicated Mineral Resources at the Twangiza Project

        On January 14, 2009, Banro announced updated independent mineral resource estimates for its wholly-owned Twangiza project in the Democratic Republic of the Congo (the "DRC"). Reference is made to the material change report of the Company dated January 23, 2009 filed on Form 51-102F3 which includes the new resource estimates and which is incorporated by reference into this Prospectus Supplement. See "Documents Incorporated By Reference" below.

Feasibility Study of the Twangiza Project

        On January 26, 2009, Banro announced results of the feasibility study of the Twangiza project. Reference is made to the material change report of the Company dated February 3, 2009 filed on Form 51-102F3 which includes the feasibility study results and which is incorporated by reference into this Prospectus Supplement. See "Documents Incorporated By Reference" below.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada (the "Canadian Securities Authorities") and the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Banro Corporation at 1 First Canadian Place, P.O. Box 419, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada, telephone (416) 366-2221 and are also available electronically through the Internet on SEDAR which can be accessed under the Company's profile on the SEDAR website at www.sedar.com and on Edgar at www.sec.gov.

        The following documents of the Company, filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

  (a)
  the material change report of the Company dated September 19, 2008 filed on Form 51-102F3 announcing the closing of an equity financing for gross proceeds to the Company of US$19,250,000;

  (b)
  the material change report of the Company dated September 30, 2008 filed on Form 51-102F3 announcing the exercise by the underwriters of the over-allotment option granted in respect of the said financing (this exercise resulted in additional gross proceeds to the Company of US$1,750,000);

  (c)
  the unaudited interim comparative consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2008, together with the notes thereto, including the reconciliation to United States generally accepted accounting principles for the nine month period ended September 30, 2008;

  (d)
  management's discussion and analysis of the Company for the nine months ended September 30, 2008;

  (e)
  the material change report of the Company dated January 23, 2009 filed on Form 51-102F3 announcing updated independent mineral resource estimates for the Company's Twangiza project; and

  (f)
  the material change report of the Company dated February 3, 2009 filed on Form 51-102F3 announcing results of the feasibility study of the Company's Twangiza project.

        Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Company after the date of this Prospectus Supplement and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent any such document is included in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part. In addition, if the Company specifically states it in the applicable document, the Company may incorporate by reference into the registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").

        Any statement contained herein or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

 IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus. The second part, the accompanying Prospectus, gives more general information, some of which may not apply to the Offering.

        Only the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus should be relied upon. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in the accompanying Prospectus and this Prospectus Supplement is accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

 CONSOLIDATED CAPITALIZATION

        There have been no material changes in the Company's share or loan capital, on a consolidated basis, since September 30, 2008. Since September 30, 2008 and to the date of this Prospectus Supplement, the Company has not issued any common shares. Since September 30, 2008 and to the date of this Prospectus Supplement, the Company has not issued any stock options, other than stock options to purchase a total of 180,000 common shares of the Company at a price of Cdn$1.10 per share which were issued on October 30, 2008. The following table sets forth the consolidated capitalization of the Company as at the dates indicated before and after completion of the Offering. This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference into this Prospectus Supplement.

	As at September 30, 2008 before giving effect to the Offering		As at September 30, 2008 after giving effect to the Offering(1)(2)
Shareholders' equity
Common shares	US$	158,507,377	US$	172,507,377
(authorized: unlimited)		52,482,938 shares		62,482,938 shares
Contributed surplus	US$	14,364,190	US$	14,364,190
Accumulated other comprehensive income	US$	(3,130,588)	US$	(3,130,588)
Deficit	US$	(55,289,560)	US$	(55,289,560)

Total capitalization	US$	114,451,419	US$	128,451,419

Notes:

(1)
Assumes all 10,000,000 of the Common Shares are issued pursuant to the Offering and before deducting expenses of the Offering, which are estimated at US$350,000.

(2)
Assumes no exercise of any outstanding stock options or warrants.

USE OF PROCEEDS

        Assuming all 10,000,000 of the Common Shares are issued pursuant to the Offering, the estimated net proceeds to the Company of the Offering will be approximately US$13,650,000 (determined after deducting the estimated expenses of the Offering payable by the Company). The Company intends to use the net proceeds of the Offering as follows (the dollar figures set out below are estimated amounts):

(a) To conduct further exploration work on the Twangiza Main and Twangiza North deposits and on the neighbouring Kaziba, Mufwa, Luhwindja and Tshondo prospects, in order to delineate additional ounces (oxides) and further boost the mining profile and economics of the Twangiza feasibility study (the results of which study were released on January 26, 2009).	US$6,200,000

(b) To complete the technical and analysis work on the geophysical surveys (both aeromagnetic and radiometric) and the LIDAR surveys that were flown in 2007 and 2008, in order to identify new targets for drilling.	US$1,300,000
(c) For general corporate purposes.	US$6,150,000

        Although Banro intends to use the proceeds from the Offering as set out above, the actual allocation of the net proceeds may vary from that set out above, depending on future developments in Banro's mineral properties or unforeseen events.

 TRADING PRICE AND VOLUME

        The Company's common shares are listed for trading on the TSX and the Alternext, in each case under trading symbol "BAA". The following tables set forth information relating to the trading of the Company's common shares on the TSX and the Alternext for the periods indicated.

Toronto Stock Exchange

Period	High (Cdn$)	Low (Cdn$)	Volume
February 2009 (to February 11, 2009)	2.35	1.74	528,839
January 2009	2.72	1.25	2,629,063
December 2008	1.90	0.99	2,407,262
November 2008	1.50	0.80	5,696,408
October 2008	2.90	0.82	1,101,923
September 2008	3.90	1.05	1,959,133
August 2008	4.79	3.35	505,560
July 2008	7.99	3.70	3,509,061
June 2008	8.40	6.70	373,646
May 2008	8.95	8.00	3,044,574
April 2008	9.00	7.75	876,600
March 2008	10.13	8.00	1,787,336
February 2008	10.53	8.70	1,615,549

NYSE Alternext US (formerly, American Stock Exchange)

Period	High (US$)	Low (US$)	Volume
February 2009 (to February 11, 2009)	1.89	1.40	1,164,811
January 2009	2.19	1.05	2,582,400
December 2008	1.56	0.65	1,169,100
November 2008	1.08	0.66	2,678,800
October 2008	2.69	0.90	1,150,100
September 2008	3.79	1.14	1,041,800
August 2008	4.65	3.19	579,800
July 2008	7.50	3.55	680,500
June 2008	8.42	6.50	258,300
May 2008	8.75	7.40	192,000
April 2008	8.79	7.63	287,800
March 2008	10.66	7.89	360,400
February 2008	10.57	8.89	174,700

 PLAN OF DISTRIBUTION

        The Company is proposing to issue up to 10,000,000 Common Shares at a price of US$1.40 per Common Share. The Common Shares will be issued by the Company directly to purchasers under subscription agreements between the Company and each of the purchasers. The closing of the Offering is expected to occur on or about February 19, 2009.

        No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Prospectus.

        The Offering is being made concurrently in the United States and in each of the provinces of Canada other than Quebec pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Offering is also being made in certain other jurisdictions outside of the United States and Canada. Offers and sales in Canada are being made by the Company to "accredited investors", as such term is defined in National Instrument 45-106, in accordance with applicable exemptions from the registration requirements of securities laws of the provinces of Canada (other than Quebec). Each purchaser of Common Shares in Canada will make certain representations and warranties to the Company in its subscription agreement as to its qualification to purchase the Common Shares pursuant to such exemptions.

        The offering price of the Common Shares was determined by reference to the recent trading price of the Company's common shares on the Alternext.

        The expenses of the Offering are estimated to be US$350,000 and are payable by the Company.

        The Company has applied to list the Common Shares on each of the TSX and the Alternext. The TSX has conditionally approved the listing of these securities. Listing is subject to the Company fulfilling all of the requirements of the TSX on or before May 7, 2009. Listing on the Alternext will be subject to the Company fulfilling all the listing requirements of the Alternext.

Notice to Prospective Investors in the United Kingdom

        This Prospectus Supplement and the accompanying Prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.

        This Prospectus Supplement and the accompanying Prospectus are being, and will at all times be, circulated in the United Kingdom in reliance on the disapplication of section 21(1) of the Financial Services and Markets Act 2000 ("FSMA") to financial promotions (as defined in the FSMA) issued within the parameters of various provisions of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO").

        This Prospectus Supplement and the accompanying Prospectus are exempt from the general restriction on the communication of invitations or inducements to engage in investment activity contained in section 21 of the FSMA on the grounds that it is made to:

  (i)
  investment professionals (as defined in Regulation 19(5) of the FPO);

  (ii)
  high net worth companies, unincorporated associations, etc. (as defined in Regulation 49(2) of the FPO);

  (iii)
  persons outside the United Kingdom; and/or

  (iv)
  persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Common Shares may otherwise lawfully be communicated or caused to be communicated.

Communications to investment professionals

        A person is an investment professional if that person is appropriately authorised by the Financial Services Authority, is specifically exempted by the Financial Services Authority for the purposes of the regulated activity to which this document relates, is a person whose ordinary activities involve carrying on the controlled activity to which this document relates or otherwise as defined in Regulation 19(5) of the FPO.

Communications to high net worth companies, unincorporated associations, etc.

        An entity falls within Regulation 49(2) of the FPO if it is:

  (a)
  a body corporate which has, or which is a member of a group in which an undertaking has, a called-up share capital or net assets of not less than (i) £500,000, where the body corporate has more than 20 members or is a subsidiary of an undertaking which has more than 20 members; or (ii) otherwise, £5 million;

  (b)
  any unincorporated association or partnership which has net assets of not less than £5 million;

  (c)
  the trustee of a high value trust; or

  (d)
  otherwise as defined in Regulation 49(2) of the FPO.

        As this Prospectus Supplement and the accompanying Prospectus have been circulated in reliance on the disapplication of Section 21(1) of the FSMA the content of such documents have not been approved by an authorised person. Such approval would normally be required. Reliance on this Prospectus Supplement and the accompanying Prospectus for the purpose of engaging in any investment activity may expose you to a significant risk of losing all of any property invested or of occurring additional liability.

        This Prospectus Supplement and the accompanying Prospectus are directed only at persons falling within the categories described above and the matters contained in such documents are available only to such persons. If you are in any doubt as to the matters contained in such documents you should consult an authorised person specialising in advising on investments or other matters of the kind contained in this Prospectus Supplement and the accompanying Prospectus. No persons other than those described above should rely or act on the contents of this Prospectus Supplement and the accompanying Prospectus.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Common Shares may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospective Directive); or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Common Shares shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of Common Shares located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

        The Company has not authorized and does not authorize the making of any offer of Common Shares through any financial intermediary on its behalf. Accordingly, no purchaser of Common Shares is authorized to make any further offer of Common Shares on behalf of the Company.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") generally applicable to a purchaser of Common Shares. This summary is based upon the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this Prospectus Supplement (the "Tax Proposals"), and on the published administrative practices of the Canada Revenue Agency ("CRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors about the specific tax consequences to such holders of purchasing, holding or disposing of Common Shares.

        A purchaser of Common Shares (other than a qualifying corporation resident of Canada which has elected to determine its Canadian tax results in accordance with the "functional currency" rules contained in the Canadian Tax Act) must for most purposes of the Canadian Tax Act express any U.S.-dollar amounts relating to the purchaser's acquisition, holding or disposition of Common Shares, including dividends, costs of acquisition and proceeds of disposition, in Canadian dollars using the rate of exchange quoted by the Bank of Canada for noon of the day such amounts first arose (or the closest preceding day, if there is no such quote), or such other rate of exchange as is acceptable to the CRA.

Residents of Canada

        The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property; and

  •
  deals at arm's length and is not affiliated with the Company or a subsequent purchaser of such Common Shares.

        For purposes of this discussion, such a person is referred to as a "Canadian Holder". Canadian Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election under subsection 39(4) of the Canadian Tax Act to have their Common Shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

        The Canadian Tax Act contains provisions relating to securities held by certain financial institutions, commonly referred to as the mark-to-market rules. This summary does not take into account these mark-to-market rules. Canadian Holders that are financial institutions for purposes of these rules should consult their own tax advisors.

  Dividends on Common Shares

        Dividends received or deemed to be received by a Canadian Holder on Common Shares will be included in computing the Canadian Holder's income for purposes of the Canadian Tax Act. Such dividends received by a corporation will normally be deductible in computing its taxable income. Such dividends received by an individual will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations including the gross-up and dividend tax credit rules, including an enhanced dividend tax credit where the dividends qualify as "eligible dividends". Any such dividend will be an eligible dividend provided that the Company notifies in writing, and on a timely basis, each person or partnership to whom it pays all or any part of the dividend that the dividend is an eligible dividend. The CRA has indicated that a public corporation (such as the Company) can accomplish such a notification in a periodic written notification to shareholders such as a note in the corporation's quarterly or annual reports, on its website, or any other shareholder publications.

        A corporation which is a private corporation or a subject corporation for purposes of the Canadian Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

  Disposition of Common Shares

        Upon a disposition or a deemed disposition (other than to the Company) of a Common Share, a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder. The cost to a Canadian Holder of an Common Share will be averaged with the adjusted cost base of any other of the Company's common shares owned as capital property by the Canadian Holder for purposes of determining the adjusted cost base of each such share to the Canadian Holder.

  Treatment of Capital Gains and Capital Losses

        Generally, a Canadian Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") from taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Canadian Tax Act. A capital gain realized by a Canadian Holder who is an individual may give rise to alternative minimum tax.

        The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

        If a Canadian Holder is a Canadian-controlled private corporation for purposes of the Canadian Tax Act, the Canadian Holder may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

        The following is a summary of the principal considerations under the Canadian Tax Act generally applicable to a purchaser of Common Shares who:

  •
  is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property;

  •
  deals at arm's length and is not affiliated with the Company;

  •
  does not use or hold (and is not deemed to use or hold) Common Shares in carrying on a business in Canada; and

  •
  is not a non-resident insurer for purposes of the Canadian Tax Act.

        For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

  Dividends on Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention, the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the convention, is generally reduced to 15% (or potentially to 0%, in the case of some fully or partially tax-exempt organizations).

  Disposition of Common Shares

        A Non-Canadian Holder of Common Shares which are not "taxable Canadian property" under the Canadian Tax Act will not be subject to tax under the Canadian Tax Act on the disposition of such Common Shares. Generally, Common Shares will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

  •
  the common shares of the Company are listed on a designated stock exchange, including the TSX, at that time; and

  •
  during the 60-month period immediately preceding the disposition of the Common Shares, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the Non-Canadian Holder together with such persons, did not own 25% or more of the Company's issued shares of any class or series.

        If Common Shares are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act in the manner described above in the first paragraph under the heading "— Residents of Canada — Treatment of Capital Gains and Capital Losses", unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain material U.S. federal income tax considerations related to the purchase, ownership and disposition of Common Shares pursuant to this Prospectus Supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the purchase, ownership and disposition of Common Shares. The Company has not sought, and will not seek, a legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") as to any U.S. federal income tax consequence described herein. The IRS may disagree with aspects of this summary, and its determination may be upheld by a court. The IRS may also challenge the Company's tax reporting, including for example the Company's determinations of the amount of the Company's income and capital gain.

        In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the purchase, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult his, her or its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the purchase, ownership and disposition of Common Shares.

Scope of this Disclosure

  Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation, including any proposed legislation that, if enacted, could be applied on a retroactive basis.

  U.S. Holders

        As used in this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the U.S.; a corporation (or other entity taxable as a corporation) organized under the laws of the U.S., any state thereof or the District of Columbia; an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

  Non-U.S. Holders

        For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the purchase, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult his, her or its own tax advisor regarding the U.S. federal, U.S. state and local and foreign tax consequences (including the potential application and operation of any tax treaties) arising from and relating to the purchase, ownership and disposition of Common Shares.

  U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary deals only with persons or entities that are "U.S. Holders" (as defined above), who hold Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as (without limitation): banks, insurance companies, and other financial institutions; dealers in securities or foreign currencies; regulated investment companies; traders in securities that mark to market; U.S. expatriates or former long-term residents of the U.S.; non-U.S. persons and entities; tax-exempt entities; persons liable for alternative minimum tax; persons holding Common Shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment; persons holding Common Shares as a result of a constructive sale; persons holding Common Shares whose functional currency is not the U.S. dollar; persons who directly, indirectly or constructively own 10% or more (by vote or value) of the outstanding equity interests of the Company; or

entities that acquire Common Shares that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships.

        If an entity treated as a partnership holds Common Shares, the tax treatment of the partners generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Common Shares, you should consult your own tax advisor.

  Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

        This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws. Furthermore, this summary does not address any aspect of state, local, or foreign tax laws or the alternative minimum tax provisions of the Code. U.S. Holders are strongly urged to consult their own tax advisors as to the specific tax consequences of the purchase, ownership and disposition of Common Shares to them, under applicable U.S. federal, state, local and foreign laws and the effect of possible changes in such tax laws.

Taxation of Dividends

        Subject to the "passive foreign investment company" ("PFIC") rules discussed below, the gross amount of a distribution in respect of Common Shares, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to the U.S. Holder to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.

        Dividends from the Company will not be eligible for the dividends received deduction generally allowed to domestic corporations. Further, if the Company is a PFIC during its taxable year in which the dividend is paid, or during its prior taxable year, then dividends received by a non-corporate U.S. Holder will not be eligible for the preferential tax rates that are generally applicable to certain dividend income of a non-corporate U.S. Holder.

        To the extent a distribution exceeds the U.S. Holder's allocable share of the Company's current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder's adjusted tax basis in his, her or its Common Shares, and any remaining excess will constitute gain from the deemed sale or exchange of such shares.

        Dividends paid by the Company in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount as discussed in "Currency Fluctuations," below. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

  Foreign Tax Credit

        A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a credit or a deduction for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive category income." The foreign tax credit rules are complex, and each U.S. Holder should consult his, her or its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

        This discussion under the heading "Taxation of Dividends" is subject in its entirety to the PFIC rules discussed below.

Sale or Other Taxable Disposition of Common Shares

        Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder's tax basis in such Common Shares. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year. As discussed in "Currency Fluctuations" below, a U.S. Holder that receives Canadian dollars upon sale or other disposition of Common Shares will generally realize an amount equal to the U.S. dollar value of the Canadian dollars upon the date of sale. If the Canadian dollars are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the sales proceeds.

        Subject to the PFIC rules discussed below, gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is resourced as "foreign source" under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as "foreign source".

        This discussion under the heading "Sale or Other Taxable Disposition of Common Shares" is subject in its entirety to the PFIC rules discussed below.

Passive Foreign Investment Company Rules

  PFIC Definition

        Special, and generally unfavorable, tax rules apply to non-U.S. corporations that are treated as PFICs. A PFIC is generally defined as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income (determined by taking into account its pro rata share of the income of 25% or more owned subsidiaries) is "passive income," or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of "passive income" is at least 50% (determined by taking into account its pro rata share of the assets of 25% or more owned subsidiaries). For this purpose, "passive income" generally includes interest, dividends, rents and royalties, and other similar types of income, as well as gain from the disposition of assets that produce passive income. The tax rules generally applicable to a PFIC are highly complex and, in some cases, uncertain.

        The PFIC rules apply separately to every non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes. For example, a non-U.S. holding company may be a PFIC, and its subsidiaries may also be separate PFICs. A stockholder of a non-U.S. corporation that directly or indirectly owns shares in a PFIC will be treated as constructively owning his, her or its proportionate share of the stock of the subsidiary PFIC and will be subject to the PFIC rules with respect to such subsidiary PFIC. Accordingly, a shareholder may be treated as owning interests in multiple PFICS through the shareholder's ownership of shares of a single non-U.S. corporation.

  Status of the Company and its Non-U.S. Subsidiaries as PFICs

        Due to the nature of the Company's assets and the income that it expects to generate, the Company expects to be a PFIC for the current year and may be a PFIC in subsequent years. The Company expects that each of its non-U.S. subsidiaries, which will be treated as a separate corporation for U.S. federal income tax purposes, will also be a PFIC for the current year and may be a PFIC in subsequent years. It is possible that the Company and its non-U.S. subsidiaries will cease to be PFICs in a future taxable year. It is also possible that less than all of these entities will cease to be PFICs in a future taxable year, while the others continue to be PFICs. As discussed in more detail below, if a U.S. Holder has not made QEF elections or mark-to-market elections (as applicable, as discussed below) with respect to the Company and each of its non-U.S. subsidiaries, even if the Company and its non-U.S. subsidiaries cease to be PFICs in a future taxable year, they will continue to be PFICs with respect to such U.S. Holder.

        The determination of whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company or a non-U.S. subsidiary will be a PFIC for each taxable year will depend on the assets and income of the Company and such non-U.S. subsidiary over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company or a non-U.S. subsidiary concerning its PFIC status. Each U.S. Holder should consult his, her or its own financial advisor, legal counsel, or accountant regarding whether the Company and its non-U.S. subsidiaries will qualify as PFICs for the current taxable year and in subsequent taxable years.

  Taxation under the PFIC Rules

        There are three separate taxation regimes under the PFIC rules: the qualified electing fund ("QEF") regime, the mark-to-market regime and the excess distribution regime. The excess distribution regime is the default regime. A U.S. Holder who (actually or constructively) holds stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes.

        Each of these three regimes is highly complex and can result in adverse tax consequences. U.S. Holders are therefore strongly encouraged to consult their own tax advisors with respect to the application of these regimes to their particular circumstances, including the timing and character of the recognition of income, and the requirements for, and consequences of, making any of the elections discussed below.

  The QEF Regime

        A U.S. Holder may elect (an "Electing U.S. Holder") to treat his, her or its shares in a PFIC as an investment in a QEF. Once made, a QEF election may be revoked only with the consent of the IRS. Under the QEF regime, the Electing U.S. Holder is treated as receiving an annual distribution of his, her or its pro rata share of: (i) the PFIC's "net capital gain" (the excess of net long-term capital gain for a taxable year over net short-term capital loss for such year); and (ii) the PFIC's "ordinary earnings" (the excess of earnings and profits for such taxable year over net capital gain for such year). An Electing U.S. Holder's pro rata share of a PFIC's net capital gains or ordinary earnings is the amount that would have been distributed with respect to the Electing U.S Holder's stock if, on each day during the taxable year, the PFIC had distributed to each of its shareholders a pro rata share of that day's ratable share of the PFIC's ordinary earnings and net capital gain for that year. For the Electing U.S. Holder's taxable year in which (or with which) the PFIC's taxable year ends, the amount treated as a distribution to the Electing U.S. Holder of net capital gain will be taxable to the Electing U.S. Holder as long-term capital gain, and the amount treated as a distribution to the Electing U.S. Holder of ordinary earnings will be taxable to the Electing U.S. Holder as ordinary income. These amounts are taxable to the Electing U.S. Holder regardless of whether such amounts are actually distributed. If the U.S. Holder establishes that an amount actually distributed by a PFIC with respect to which a QEF election is in effect paid out of earnings and profits of the PFIC that were previously included in the U.S. Holder's income under the QEF rules, such amount is treated as a distribution that is not a dividend. Accordingly, such amounts are not included in the gross income of the U.S. Holder.

        The adjusted tax basis of the Electing U.S. Holder in the shares of a PFIC with respect to which a QEF election is in effect is increased by any amount included in the Electing U.S. Holder's income under the QEF rules and decreased by any amount distributed with respect to the PFIC shares that is not includible in gross income because it has been previously taxed under the QEF rules noted above.

        As noted above, the Company and each of its non-U.S. subsidiaries expect to be PFICs. A U.S. Holder will be treated as owning his, her or its proportionate share of the stock of the Company's non-U.S. subsidiaries. If a U.S. Holder only makes a QEF election for the Company, and does not make QEF elections for the Company's non-U.S. subsidiaries, the U.S. Holder will be treated as owning shares in PFICs, i.e., the Company's non-U.S. subsidiaries, which are subject to the excess distribution regime discussed below. The remainder of this discussion of the QEF regime assumes that an Electing U.S. Holder will file separate QEF elections for the Company and for each of its non-U.S. subsidiaries.

        QEF elections made for the first taxable year of the Company and each of its non-U.S subsidiaries that includes any portion of the U.S. Holder's holding period in the Common Shares allow the Electing U.S. Holder to: (i) generally treat any gain realized on the disposition of his, her or its Common Shares as capital gain; (ii) treat his, her or its share of the PFICs' net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his, her or its share of the PFICs' annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge generally would not be deductible.

        The tax reporting requirements with respect to which a U.S. Holder must comply will depend upon whether QEF elections are made for the first taxable year of the Company and the non-U.S. subsidiaries that includes any portion of the U.S. Holder's holding period of the Common Shares. If the U.S. Holder makes QEF elections in such first year (i.e., timely QEF elections), then the U.S. Holder may make the QEF elections by filing the appropriate documents at the time the U.S. Holder timely files a tax return for such first year and must recognize the amounts of income noted above. If, however, the U.S. Holder first makes the QEF elections for a subsequent year, then in addition to complying with the reporting and recognition rules of the QEF regime, the U.S. Holder must also report and recognize income pursuant to the excess distribution regime (discussed in "The Excess Distribution Regime" below). In such circumstances, the U.S. Holder may consider making an additional election, sometimes referred to as a "purging election," for the taxable year for which the QEF elections are made to recognize any gain that he, she or it would otherwise recognize if the U.S. Holder had sold the Common Shares on the qualification date. The "qualification date" is the first day of the PFIC's first tax year in which it qualified as a QEF with respect to such U.S. Holder. This additional election can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By making such additional election and recognizing such gain, the U.S. Holder will be deemed to have made timely QEF elections and will have prevented the application of the excess distribution regime.

        The Company will make available to U.S. Holders, upon their written request, timely and accurate information as to its status as a PFIC and the status of any non-U.S. subsidiary in which the Company owns more than 50% of such subsidiary's total aggregate voting power as a PFIC and will provide to a U.S. Holder acquiring Common Shares all information and documentation that a U.S. Holder making a QEF Election with respect to the Company and such more than 50% owned non-U.S. subsidiary PFICs is required to obtain for U.S. federal income tax purposes. The Company may elect to provide such information on its website (www.banro.com). Because the Company may not own more than 50% of the aggregate voting power of one or more non-U.S. subsidiary PFICs and may acquire less than 50% of the aggregate voting power of one or more non-U.S. subsidiary PFICs in the future, U.S. Holders should be aware that, with respect to any non-U.S subsidiary PFIC, there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such non-U.S. subsidiary PFIC. With respect to any non-U.S. subsidiary PFIC in which the Company owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Common Shares, the Company will request that such non-U.S. subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Company can provide no assurances that such non-U.S. subsidiary PFIC will provide such information. With respect to non-U.S. subsidiary PFICs for which the Company does not or the U.S. Holders do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed below with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult his, her or its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any non-U.S. subsidiary PFIC.

  The Mark-to-Market Regime

        Under the mark-to-market regime, a U.S. Holder who holds (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to market (a "mark-to-market election"). PFIC stock generally is marketable if: (1) it is regularly traded on a national securities exchange that is registered with the SEC or on the national market system established under

Section 11A of the U.S. Exchange Act; or (2) it is regularly traded on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock.

        It is expected that the Company's Common Shares will be marketable stock. However, the stock of the Company's non-U.S. subsidiaries will not be marketable. Accordingly, a mark-to-market election may not be made with respect to the Company's non-U.S. subsidiaries. Although this section discusses the rules applicable to the mark-to-market regime, this regime does not generally appear to provide U.S. Holders with favorable results, because the non-U.S. subsidiaries would either be subject to the excess distribution regime (if no elections are made with respect to the subsidiaries) or the QEF regime (if the U.S. Holder makes QEF elections in respect of the subsidiaries). The combination of a mark-to-market regime applying to the Company and either the excess distribution regime or the QEF regime applying to the non-U.S. subsidiaries may have adverse tax consequences and lead to substantial additional complexity. For example, a U.S. Holder that has made a mark-to-market election for his, her or its Common Shares could be subject to the excess distribution regime with respect to the income of the Company's non-U.S. subsidiaries, even though the value of the subsidiary PFICs has already been subject to tax as a result of the mark-to-market election. Similarly, if a U.S. Holder made a mark-to-market election in respect of Common Shares and made QEF elections in respect of the Company's non-U.S. subsidiaries, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

        If a mark-to-market election is made for the first taxable year of the Company that includes any portion of the U.S. Holder's holding period in the Common Shares, such U.S. Holder will not be subject to the excess distribution regime described below for the taxable years of the Company for which the mark-to-market election is effective. (As mentioned above, the U.S. Holder may still be subject to the excess distribution regime for the Company's non-U.S. subsidiaries.) If such an election is made after the first taxable year of the Company that includes any portion of the U.S. Holder's holding period in the Common Shares, the excess distribution regime, coordinated with the mark-to-mark regime, will apply to the U.S. Holder's interest in the Company for the first taxable year and years prior to such year for which the mark-to-mark election is effective.

        A U.S. Holder who makes a mark-to-market election includes in income each taxable year, as ordinary income and not capital gain, an amount equal to the excess, if any, of the fair market value of the PFIC shares at the close of the taxable year over such U.S. Holder's adjusted tax basis in such shares. Similarly, the U.S. Holder deducts in each taxable year an amount equal to the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the PFIC shares over the fair market value of such shares as of the close of the taxable year, or (ii) the excess, if any, of (A) the mark-to-market gains for the PFIC shares previously included in income by such U.S. Holder for prior tax years, over (B) the mark-to-market losses for the PFIC shares that were previously allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election.

  The Excess Distribution Regime

        If a U.S. Holder does not make a timely QEF election or a mark-to-market election during a taxable year in which the U.S. Holder (actually or constructively) holds shares of a PFIC (a "Non-electing U.S. Holder"), then special rules under Section 1291 of the Code, generally referred to as the excess distribution regime, will apply. Under this regime, tax liability arises only when certain actual distributions are made by a PFIC, or when the Non-electing U.S. Holder directly or indirectly disposes of shares of the PFIC.

        A Non-electing U.S. Holder will be taxed on any excess distributions. An "excess distribution" can arise either from (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) by the Non-electing U.S. Holder of his, her or its PFIC shares, or (ii) that portion of any actual distribution made by the PFIC to the Non-electing U.S. Holder during a taxable year that exceeds 125% of the average of actual distributions received in the three preceding taxable years (any amount not in excess of 125% of the average of actual distributions received in the three preceding taxable years will generally be subject to taxation as a dividend as described in "Taxation of Dividends" above).

        Once the total amount of the excess distribution has been determined, it is allocated ratably to all days in the holding period of the Non-electing U.S. Holder for his, her or its PFIC shares. This allocation can result in excess distributions allocated to three types of periods: (i) those amounts allocated to days in prior taxable years for which the corporation was not a PFIC (the "pre-PFIC period"); (ii) those amounts allocated to days in prior taxable years for which the corporation was a PFIC (the "prior-year PFIC period"); and (iii) those amounts allocated to days in the current taxable year (the "current-year PFIC period"). Those amounts allocated to days in the pre-PFIC period and the current-year PFIC period are totaled and included in the Non-electing U.S. Holder's income in the current taxable year as ordinary income. Those amounts allocated to days in the prior-year PFIC period are not included in the Non-electing U.S. Holder's income. Instead, those amounts are subject to taxation at the highest applicable tax rate for any prior year to which an amount is allocated, and the amount allocated to a prior year is also subject to an interest charge as if the amount were an underpayment of taxes for the year in question.

        If a corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds shares of such PFIC, then the corporation will continue to be treated as a PFIC with respect to such shares, even if it no longer meets the definition of a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by making an election, sometimes referred to as a "purging election," to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

        As discussed above, it is expected that the Company and each of its non-U.S. subsidiaries will be separate PFICs. If no QEF election or mark-to-market election is made for these PFICs, the excess distribution regime will apply separately to each entity. A U.S. Holder may be subject to the excess distribution regime on (i) a distribution to the Company with respect to the shares of any of its non-U.S. subsidiaries, (ii) a disposition by the Company of any of the shares of any of its non-U.S subsidiaries, or (iii) a disposition by the U.S. Holder of Common Shares that reduces or terminates the U.S. Holder's indirect ownership of any of the Company's non-U.S. subsidiaries.

  Additional PFIC Considerations

        Proposed U.S. Treasury regulations would treat certain transfers of shares of a PFIC as taxable (although generally not otherwise taxable), including, for example, certain gifts, transfers at death, and exchanges pursuant to corporate reorganizations. If such transfer were taxable, the basis of the transferred PFIC shares in the hands of the transferee and the basis of any property received in the exchange for such PFIC shares generally would be increased by the amount of gain recognized, but the specific tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the PFIC shares are transferred.

        Certain additional adverse rules will apply with respect to a U.S. Holder, regardless of whether such U.S. Holder makes a QEF Election. For example, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in U.S. Treasury regulations, be treated as having made a taxable disposition of such Common Shares.

Currency Fluctuations

        For U.S. federal income tax purposes, the amount received by a U.S. Holder as payment with respect to a distribution on, or disposition of, Common Shares, if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is promptly converted into U.S. dollars. If the Canadian dollars are not converted into U.S. dollars on the date of the payment, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Backup Withholding and Information Reporting

        Payments made within the U.S. of dividends on and proceeds arising from the sale or other taxable disposition of Common Shares generally may be subject to information reporting and backup withholding if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalties of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding application of the information reporting and backup withholding rules to them.

        THE SUMMARY OF UNITED STATES FEDERAL INCOME TAXATION, SET FORTH ABOVE, IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMPANY'S SHARES, INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

 INTEREST OF EXPERTS

        None of SRK Consulting (UK) Ltd. ("SRK (UK)"), SRK Consulting (South Africa) (Pty) Ltd ("SRK (SA)"), SENET, Mintek, SGS Lakefield, Knight Piesold Ltd, AMEC Earth & Environmental UK Ltd ("AMEC"), Neil Senior, Martin Pittuck, H.G. ("Wally") Waldeck, Mark Sturgeon, Jeremy Haile, or Ciaran Molloy (each having prepared, certified or supervised the preparation of, a report, valuation, statement or opinion relating to the Company's mineral properties incorporated into or referenced in this Prospectus Supplement), or any partner, employee or consultant of SRK (UK), SRK (SA), SENET, Mintek, SGS Lakefield, Knight Piesold or AMEC who (i) participated in and who was in a position to directly influence the preparation of the said report, valuation, statement or opinion, or (ii) at any time during the preparation of the said report, valuation, statement or opinion was in a position to directly influence the outcome of such report, valuation, statement or opinion, as applicable, held at the time of preparing such report, valuation, statement or opinion, received after such time or is to receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will be filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) the Namoya Preliminary Assessment Report; (iv) the technical report entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo"; (v) Sections 2 and 3 of the technical report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of the Congo"; (vi) powers of attorney; and (vii) forms of purchase agreement for the Common Shares.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Banro Corporation at 1 First Canadian Place, P.O. Box 419, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada, telephone (416) 366-2221, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

September 11, 2008

U.S.$380,000,000

Common Shares
Warrants
Units

Banro Corporation ("Banro" or the "Company") may from time to time offer and issue the common shares of the Company (the "Common Shares") and warrants to purchase Common Shares (the "Warrants" and, together with the Common Shares, the "Securities" or individually, a "Security"), or any combination thereof, up to an aggregate total price of U.S.$380,000,000, during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains effective. The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at prices to be negotiated with purchasers, as set forth in an accompanying prospectus supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an accompanying prospectus supplement.

There are certain risk factors that should be carefully reviewed by prospective purchasers. See "Risk Factors".

This short form base shelf prospectus qualifies Common Shares, including Common Shares (the "Warrant Shares") issuable on exercise of the common share purchase warrants issued under the Unit Offering (as defined and described herein), and Warrants or any combination thereof. The specific terms of any offering of Securities will be set out in the applicable prospectus supplement, including the number of Securities offered, the offering price, the currency in which the Securities will be issued, and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this short form base shelf prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this short form base shelf prospectus. Each prospectus supplement will be incorporated by reference into this short form base shelf prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Common Shares and/or Warrants to which the prospectus supplement pertains.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this short form prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This Offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies.

Prospective investors in the U.S. should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is organized under the laws of Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

(continued on next page)

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange (the "AMEX"), in each case under the symbol "BAA". On September 10, 2008, the last trading day before the filing of this short form base shelf prospectus, the closing price of the Common Shares on the TSX was Cdn$1.70 and the closing price of the Common Shares on the AMEX was U.S.$1.59. For additional information see "Description of Share Capital" and "The Unit Offering". Unless otherwise specified in the applicable prospectus supplement, Securities other than the Common Shares (including the Warrant Shares) will not be listed on any securities exchange. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form base shelf prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

This short form base shelf prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The head office and registered office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

ii

        Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this short form base shelf prospectus are references to U.S. dollars. References to "Cdn$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars. See "Exchange Rate Information". The Company's financial statements that are incorporated by reference into this short form base shelf prospectus have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), and are reconciled to generally accepted accounting principles in the United States ("U.S. GAAP"). Unless otherwise indicated, all information in this short form base shelf prospectus assumes no exercise of the Over-Allotment Option (as hereinafter defined).

        Unless the context otherwise requires, references in this short form base shelf prospectus to "Banro" or the "Company" includes Banro Corporation and each of its material subsidiaries.

iii

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This short form base shelf prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the technical report of SENET dated August 13, 2008 and entitled "Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Twangiza Pre-Feasibility Study Report"), in the technical report of SENET dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "Namoya Preliminary Assessment Report") and other reports referred to or incorporated by reference herein; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date; changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this short form base shelf prospectus and under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2008 which is available on SEDAR at www.sedar.com and as an exhibit to the Company's annual report on Form 40-F on EDGAR at www.sec.gov and which is incorporated herein by reference.

        Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

        The mineral resource and mineral reserve figures referred to in this short form base shelf prospectus are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this short form base shelf prospectus are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

        Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101 (as defined below). Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        The Twangiza pre-feasibility study and the Namoya preliminary assessment referred to in this short form base shelf prospectus are preliminary in nature. The Namoya preliminary assessment includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the Twangiza pre-feasibility study or the Namoya preliminary assessment will be realized.

CAUTIONARY NOTE TO U.S. INVESTORS

        This short form base shelf prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this short form base shelf prospectus, including the documents incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this short form base shelf prospectus or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

        National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this short form base shelf prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada (the "Canadian Securities Authorities"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Banro Corporation at 1 First Canadian Place, P.O. Box 419, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada, telephone (416) 366-2221 and are also available electronically through the Internet on SEDAR which can be accessed under the Company's profile on the SEDAR website at www.sedar.com.

        The following documents of the Company, filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into and form an integral part of this short form base shelf prospectus:

  (a)
  the annual information form of the Company dated March 28, 2008 for the financial year ended December 31, 2007 (the "AIF") (including the documents incorporated by reference therein except for the technical report entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo");

  (b)
  the annual report on Form 40-F/A of the Company for the financial year ended December 31, 2007;

  (c)
  the information circular of the Company dated May 29, 2008 prepared for the purposes of the meeting of shareholders held on June 27, 2008;

  (d)
  the audited comparative consolidated financial statements of the Company, including the notes thereto, as at and for the years ended December 31, 2007, 2006 and 2005, and the auditors' report thereon, as amended and restated;

  (e)
  management's discussion and analysis of the Company for the financial year ended December 31, 2007;

  (f)
  the unaudited interim comparative consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2008, together with the notes thereto;

  (g)
  management's discussion and analysis of the Company for the six months ended June 30, 2008;

  (h)
  the Twangiza Pre-Feasibility Study Report, together with the document entitled "Confirmations Re: Technical Report" dated August 21, 2008;

  (i)
  the material change report of the Company dated July 16, 2008 filed on Form 51-102F3 announcing results from the Company's pre-feasibility study at its Twangiza property;

  (j)
  the material change report of the Company dated August 8, 2008 filed on Form 51-102F3 announcing further results from the Company's ongoing infill core drilling program at its Twangiza property;

  (k)
  the supplementary note to the unaudited interim comparative consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2008 entitled "Reconciliation to United States Generally Accepted Accounting Principles"; and

  (l)
  the material change report of the Company dated September 4, 2008 filed on Form 51-102F3 announcing the proposed offering of Units.

        Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Company after the date of this short form base shelf prospectus and prior to the termination of this distribution, shall be deemed to be incorporated by reference in this short form base shelf prospectus. In addition, to the extent any such document is included in any Report on Form 6-K furnished to the SEC or in any Report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this short form base shelf prospectus forms a part. In addition, if the Company specifically states it in the applicable document, the Company may incorporate by reference into the registration statement of which this short form base shelf prospectus forms a part, information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form base shelf prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form base shelf prospectus.

Amendment of Financial Statements

        In connection with a review of its interim consolidated financial statements for the three and six month periods ended June 30, 2008 carried out in connection with the Offering, the Company determined that its previously issued interim consolidated financial statements for the three month period ended March 31, 2008 required an adjustment in the accounting for the dilution of its interest in BRC DiamondCore Ltd. ("BRC") and the treatment of its loss of significant influence. The dilution of the Company's interest in BRC resulted from the acquisition by BRC of Diamond Core Resources Limited on February 11, 2008. Pursuant to such transaction, the Company's ownership interest in BRC was reduced from 27% to 14%. Accordingly, the Company amended and restated its interim consolidated financial statements and related management's discussion and analysis for the three month period ended March 31, 2008 and filed such documents under the Company's profile on SEDAR at www.sedar.com on August 28, 2008.

        The impact of the restatement on the interim consolidated financial statements for the three month period ended March 31, 2008 was to increase net income by U.S.$11,363,090, decrease contributed surplus by U.S.$333,270 and decrease accumulated other comprehensive income by U.S.$11,029,820. This resulted in a net income per share of U.S.$0.24 from a previously reported net loss per share of U.S.$0.04. For a further discussion of the impact of the restatement on the interim consolidated financial statements, see the explanatory note included in the restated interim consolidated financial statements for the three month period ended March 31, 2008. The Company notes that the changes to the financial statements referred to above are of a non-cash nature and had no effect on the Company's financial position or operations.

        In connection with the review of its interim consolidated financial statements for the three and six month periods ended June 30, 2008 the Company also re-examined the accounting treatment of dilution gains for the purposes of the reconciliation of its financial statements to US GAAP in its consolidated financial statements for the years ended December 31, 2007 and 2006 and determined that gains related to the dilution of BRC should have been recorded in capital as a result of Staff Accounting Bulletin Topic 5-H (SEC 4940) which outlines the position of staff of the United States Securities and Exchange Commission on certain dilution gains related to development stage companies. The Company refiled such statements to reflect the required changes on SEDAR on September 2, 2008.

        Under U.S. GAAP, the impact of the restatement on the consolidated financial statements for the year ended December 31, 2007 was to increase the net loss by $1,281,529 (2006 — $1,648,038; 2005 — $646,331) and increase total comprehensive loss by $1,300,354 (2006 — $1,584,695; 2005 — $646,331). This resulted in an increase in net loss per share amount by $0.04 (2006 — $0.04; 2005 — $0.03). The foregoing changes only affected the reconciliation of Canadian GAAP to U.S. GAAP. There was no impact on the Company's audited financial statements prepared in accordance with Canadian GAAP.

 EXCHANGE RATE INFORMATION

        All references to "U.S.$" or "U.S. dollars" in this short form base shelf prospectus refer to U.S. dollars and "Cdn$" or "Canadian dollars" refers to Canadian dollars. The noon exchange rate on September 10, 2008 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was Cdn$1.00 equals U.S.$0.9313.

        During the periods set forth below, the noon-day exchange rates for the U.S. dollar per Canadian dollar as quoted by the Bank of Canada were:

		Years Ended December 31,
	Month Ended August 31, 2008 (U.S.$)	2007 (U.S.$)	2006 (U.S.$)	2005 (U.S.$)
Rate at end of period	0.9411	1.0120	0.8581	0.8577
Average rate during period	0.9484	0.9304	0.8818	0.8253
Highest rate during period	0.9753	1.0905	0.9099	0.8690
Lowest rate during period	0.9365	0.8437	0.8528	0.7872

THE COMPANY

        The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

        The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation. The Company was continued under the Business Corporations Act (Ontario) by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding Common Shares were consolidated on a three-to-one basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding Common Shares were subdivided by changing each one of such shares into two Common Shares.

        The Company is a Canada based gold exploration company focused on the exploration and development of four major gold properties located along the 210 kilometre-long Twangiza Namoya gold belt in the South Kivu and Maniema Provinces of the eastern region of the DRC.

        The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by Banro.

 BUSINESS OF THE COMPANY

        The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Namoya, Lugushwa and Kamituga. These properties are covered by a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling approximately 2,600 square kilometres, cover all the major, historical producing areas of the gold belt. The Company's business focus is the exploration and development of these four DRC properties. The Company also holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres. Ten of the permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

        The following illustrates the location of the Company's properties and exploitation permits.

        Regional and prospect exploration is currently being undertaken at the Twangiza, Namoya and Lugushwa properties. Banro expanded its exploration programs in 2008 and there are currently nine core drill rigs on these properties, where Banro is working with the objective of delineating new inferred mineral resources and upgrading current inferred mineral resources into the measured and indicated mineral resource categories, as it moves the properties through feasibility, pre-feasibility and preliminary assessment stages of development, respectively. Management budgeted for approximately 63,000 metres of drilling in 2008 on the three properties and is currently on track to meet that target. The Company is intending to commence drilling at Kamituga in 2009.

        Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter;

(e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

        Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

        An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

        On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire and Société Minière et Industrielle du Kivu (the "Mining Convention"). In or around 1998, the Company was expropriated of all its properties, rights and titles by presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. This resulted in a settlement agreement between the DRC State and the Company which was signed on April 18, 2002 (the "Settlement Agreement"). The Settlement Agreement effectively revived the expropriated Mining Convention. Under this revived Mining Convention, the Company held a 100% equity interest in its properties, was entitled to a ten-year tax holiday from the start of production, and was exempt from custom duties and royalty payments.

        On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Twangiza

        The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits. Banro's wholly-owned DRC subsidiary, Twangiza Mining SARL, has a 100% interest in the said permits.

        The most recent mineral resource estimates for Twangiza, which are summarized below, came at the end of the fourth phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits, which was completed in May 2008.

        The current exploration at Twangiza commenced in October 2005, and by May 2008 a total of 216 diamond drill holes had been completed by Banro. The programme included resource delineation drilling on the 3.5 kilometre north trending mining target comprising Twangiza Main and Twangiza North. Definition drilling continues with six diamond drill rigs on the property.

        SRK Consulting (UK) Ltd. ("SRK (UK)") has prepared an independent estimate of the mineral resources at Twangiza, which is set out below. The effective date of the estimate is June 23, 2008. The estimate is based on a cut-off grade of 0.5 g/t Au. The mineral resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a U.S.$910/oz gold price and technical and economic factors resulting from the Twangiza pre-feasibility study.

Resource Category	Tonnes (Millions)	Grade (g/t Au)	Gold Ounces (Millions)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

        The mineral resources are found within three deposits: Twangiza Main, which contains 87% of the total mineral resources; Twangiza North, which contains 11% of the total mineral resources; and the transported Twangiza "Valley Fill" deposit, which contains 2% of the total mineral resources.

        Based on the above mineral resource estimates, SRK Consulting (South Africa) (Pty) Ltd. ("SRK (SA)") estimated the following mineral reserves for the Twangiza pre-feasibility study:

Reserve Category	Deposit	Tonnes (Millions)	Grade (g/t Au)	Gold Ounces (Millions)
Proven	Twangiza Main	15.22	2.60	1.273
	Twangiza North	0.07	1.19	0.003

Total Proven		15.29	2.60	1.276

Probable	Twangiza Main	27.47	1.81	1.594
	Twangiza North	6.13	2.23	0.440

Total Probable		33.60	1.88	2.034

Total Proven and Probable	Twangiza Project	48.89	2.11	3.310

        There remains potential to increase the mineral resource contained in the pre-feasibility study pit resulting from the ongoing deposit definition drilling. It is noted that assay results for an additional 30 drill holes completed since data was provided to SRK (UK) were reported in the Company's press release dated July 31, 2008. A number of significant intercepts were obtained, including 192 metres grading 2.02g/t Au, 149 metres grading 1.71 g/t Au, 77.8 metres grading 2.17 g/t Au and 60 metres grading 3.50 g/t Au.

        The pre-feasibility study of Twangiza was completed in July 2008 by SENET. The economic model and financial analysis for the purposes of the Twangiza pre-feasibility study was undertaken based on the following assumptions:

Parameter	Units	Assumption
Gold Price	U.S.$/oz	850
Discount Rate	%	5%
Life of Mine ("LoM") After Pre-Production	Years	12
Oxides:
(i) LoM Tonnage	t	16,729,023
(ii) LoM Grade	g/t Au	2.35
(iii) LoM Recovery	%	89.8%
Transition:
(i) FP LoM Tonnage(1)	t	6,631,919
(ii) FP LoM Grade	g/t Au	1.75
(iii) FP LoM Recovery	%	87.0%
(iv) CMS LoM Tonnage(2)	t	8,940,654
(v) CMS LoM Grade	g/t Au	2.55
(vi) CMS LoM Recovery	%	38.0%
Fresh:
(i) FP LoM Tonnage	t	6,456,282
(ii) FP LoM Grade	g/t Au	1.51
(iii) FP LoM Recovery	%	82.2%
(iv) CMS LoM Tonnage	t	10,136,482
(v) CMS LoM Grade	g/t Au	1.74
(vi) CMS LoM Recovery	%	54.0%
Royalty	%	n/a
Tax Rate	%	5% on imports
Initial Capital Costs	U.S.$ 000	541,202
Sustaining Capital	U.S.$ 000	39,380
Fixed Equipment Capital Resale	%	5%
Hydro Equipment Capital Resale	%	30%

Notes:

(1)
"FP" means feldspar prophyry.

(2)
"CMS" means carbonaceous mudstone.

        The results of the Twangiza pre-feasibility study, which are contained in the Twangiza Pre-Feasibility Study Report are summarized below:

Hydro Electric Plant Option	Units	Pre-Feasibility Study
Gold Annual Production — First 3 years	oz	345,125
Gold Annual Production — First 7 years	oz	236,144
Gold Annual Production — LoM	oz	195,772
Cash Operating Costs — First 3 years	U.S.$/oz	212
Cash Operating Costs — First 7 years	U.S.$/oz	351
Cash Operating Costs — LoM	U.S.$/oz	345
Post Tax NPV (5%)	U.S.$ million	352
IRR(1)%		20.5%
Discounted Payback Period	Years	2.78
Project Net Cash Flow After Tax and Capex	U.S.$ million	583

Note:

(1)
"IRR" means internal rate of return.

        Full details of the Twangiza pre-feasibility study are set out in the Twangiza Pre-Feasibility Study Report, which is incorporated by reference herein.

        With the Twangiza pre-feasibility study now completed, the Company intends to complete a bankable feasibility study of Twangiza by the end of 2008. The objective of the current drilling program at Twangiza is to upgrade inferred resources into the measured and indicated categories with the goal of determining reserves as part of the bankable feasibility study.

        An increased amount of metallurgical testwork is also planned to be undertaken to further optimise the recoveries of the oxide, transitional and sulphide ore types and to finalize the metallurgical plant design for the bankable feasibility study.

        The Company plans to continue with the ground exploration of Luhwindja, which neighbours Twangiza North, including drilling. Following a positive soil and adit sampling programme, an initial 10-hole drilling programme on the Mufwa prospect has been initiated.

Namoya

        The Namoya property consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the DRC. Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the center and Namoya Summit to the southeast.

        The most recent mineral resource estimates for Namoya were completed in June 2007 following the completion of an additional 7,411.53 metres (36 drill holes) of drilling since the previous Namoya mineral resource determination in September 2006. These most recent mineral resource estimates were included in the Namoya Preliminary Assessment Report.

        The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off. These estimates are outlined in the Namoya Preliminary Assessment Report.

Class	Tonnage (Tonnes)	Grade (Au g/t)	Contained Gold (Ounces)
Indicated	8,925,000	3.27	938,800
Inferred	7,074,000	2.73	621,500

        The Namoya preliminary assessment was completed in July 2007 and the results which are included in the Namoya Preliminary Assessment Report are summarized below. Pit optimizations and underground mining studies were undertaken on the indicated and inferred mineral resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the project together with hydroelectric and diesel power alternatives.

        An economic model and a financial analysis were undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	U.S.$/oz	600	600
Discount Rate	%	5%	5%
LoM After Pre-Production	Years	8	7
Oxides:
(i) LoM Tonnage	t	7,653,363	6,467,642
(ii) LoM Grade	g/t Au	2.85	3.17
(iii) LoM Recovery	%	93.6%	93.6%
Transition:
(i) LoM Tonnage	t	2,853,871	2,160,665
(ii) LoM Grade	g/t Au	3.08	3.62
(iii) LoM Recovery	%	93.0%	93.0%

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Fresh Rock:
(i) LoM Tonnage	t	3,501,546	3,350,940
(ii) LoM Grade	g/t Au	3.51	3.41
(iii) LoM Recovery	%	92.6%	92.6%
Stockpile:
(i) LoM Tonnage	t	1,495,429	1,421,541
(ii) LoM Grade	g/t An	0.76	0.76
(iii) LoM Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5% on imports	5% on imports
Initial Capital Costs	U.S.$000	186,545	161,996
Sustaining Capital	U.S.$000	27,478	25,974
Fixed Equipment Capital Resale	%	20%	20%
Hydro Equipment Capital Resale	%	60%	n/a
Mobile Equipment Capital Resale	%	20%	20%

        The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

	Units	Hydroelectric Assumption	Diesel Assumption
Gold Annual Production — First 5 years	oz	193,949	198,139
Gold Annual Production — LoM	oz	164,988	174,632
Cash Operating Costs — First 5 years	U.S.$/oz	217.11	265.37
Cash Operating Costs — LoM	U.S.$/oz	238.24	285.84
Post Tax NPV (5%)	U.S.$ million	204	145
IRR	%	37.3%	41.0%
Payback Time	Years	2.3	1.6
Project Net Cash Flow After Tax and Capex	U.S.$ million	290	197

        The Company's objectives at Namoya for 2008 include completing a pre-feasibility study during the fourth quarter of 2008. The outcome of the pre-feasibility study will indicate whether the Company should pursue a CIL option or a heap leach option, as the best way forward for the Namoya property. This option will then be progressed to a full feasibility during 2009.

        The current drilling program at Namoya is part of the pre-feasibility study, with the objective of upgrading inferred mineral resources into the measured and indicated categories so that open pit reserves can be determined as part of the pre-feasibility study. The current mineral resource estimates for Namoya were determined using the assay results from drill holes NDD001 to NDD106.

        An increased amount of metallurgical testwork is also planned to be undertaken to further optimise the recoveries of the oxide, transitional and sulphide ore types and to test the feasibility of the heap leach option.

Lugushwa

        The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

        The table below summarizes the current mineral resource estimates for the Lugushwa property utilizing a 1.0 g/t Au cut-off grade. These estimates, which are included in the technical report of Michael B. Skead dated

March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo", relate to the D18/19, G20/21, G7 Mapale and Simali deposits.

Category	Tonnage (000s)	Grade (Au g/t)	Contained Gold (000s)
Inferred	37,000	2.3	2,735

        The focus of the 2008 programme at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources and progressing this to the completion of a preliminary assessment (i.e., "scoping study") by the end of 2008 or early 2009, depending on the progress of the drilling programme and the metallurgical testwork required for the completion of the preliminary assessment study. The heap leach option (similar to Namoya) will be progressed as part of this study. It is proposed to carry out 10,000 metres of core drilling during 2008 with two rigs, once infill drilling for the pre-feasibility studies at Twangiza and Namoya have been completed, focusing on the existing deposits and extensions as well as drilling newly defined targets. The Company is currently on track to meet its drilling target for 2008.

        The target generation and ground follow-up exercise that was initiated in 2007 is planned to be intensified to define new drill targets. Metallurgical testwork is also planned to be undertaken to optimise the recoveries of the oxide, transitional and sulphide ore types.

Kamituga

        The Kamituga property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

        In Sections 2 and 3 of the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo", SRK (UK) outlined the following mineral resource estimates for Kamituga, using a 1.0 g/t Au cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling.

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Gold Ounces (Millions)
Inferred	7.26	3.90	0.915

        During 2007, the Kamituga project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of the Company's regional programme.

        Banro is proposing to commence exploration activities at Kamituga in late 2008 or 2009, such activities to consist of reviewing and assessing the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling. Kamituga is located in an area with artisanal miners, violence and political instability which could cause delays in Banro's activities on the Kamituga property. Exploration will focus on: (a) the disseminated sulphide wall rock mineralization that may have been neglected in the past by previous mining activities when the focus was on high grade quartz veins and stockworks; and (b) locating additional zones of oxide mineralization elsewhere on the property.

Other Exploration Properties

        The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,710.91 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

        No ground field work was conducted during 2007 in respect of these properties. The properties relating to two of the exploration permits (located between Kamituga and Lugushwa) were covered by the aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional programme. During 2008, the

Company continued its regional programme encompassing LIDAR, aeromagnetic and radiometric surveys over certain of these properties (to the extent not covered during 2007) for target generation and ground follow-up for 2009 and 2010.

Qualified Persons

        The "qualified person" (as such term is defined in NI 43-101) who oversees the Company's exploration programs is Daniel K. Bansah. Mr. Bansah, who is Vice President, Exploration of Banro, has reviewed and approved the technical information in this short form base shelf prospectus. The "qualified persons" for the purposes of the various technical reports referred to or incorporated by reference into this short form base shelf prospectus are set out in the applicable technical report.

THE UNIT OFFERING

        On September 2, 2008, the Company filed a preliminary short form prospectus with the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec) and filed a registration statement on Form F-10 with the SEC in connection with the offering of units by the Company to the public in Canada and the United States (the "Unit Offering"). Each unit of the Company offered thereunder (each, a "Unit") consists of one Common Share (each, a "Unit Share") and one-half of a warrant (each whole warrant, a "Unit Warrant"). Each Unit Warrant will entitle the holder thereof to purchase one Warrant Share at a price of U.S.$2.20 at any time up to 5:00 p.m. (Toronto time) on the date which is 36 months following the Unit Offering Closing Date (as defined below). The Unit Offering is expected to be completed on or about September 17, 2008, or such other date as may be agreed upon by the Company and the Underwriters (as defined below), but in any event no later than September 25, 2008 (the "Unit Offering Closing Date"). The exercise price of the Unit Warrants was determined by negotiation between the Company and the Underwriters (as defined below).

        In connection with the Unit Offering, the Company has entered into an underwriting agreement dated September 10, 2008 with a syndicate of underwriters (the "Underwriters"), pursuant to which the Company has agreed to sell, and the Underwriters have severally agreed to purchase from the Company, 11,000,000 Units (not including the Over-Allotment Option granted to the Underwriters in connection with the Unit Offering, as defined and described below), at a price of U.S.$1.75 per Unit.

        Pursuant to the underwriting agreement, the Company has agreed to pay to the Underwriters a fee of U.S.$1,155,000 (the "Underwriters' Fee"), representing 6% of the aggregate gross proceeds of the Unit Offering. The Company has also granted to the Underwriters an option (the "Over-Allotment Option") to acquire up to 1,000,000 additional Unit Shares (each, an "Over-Allotment Share") at a price of U.S.$1.60 per Over-Allotment Share and/or up to 500,000 additional Unit Warrants (each, an "Over-Allotment Warrant") at a price of U.S.$0.30 per Over-Allotment Warrant. Each Over-Allotment Warrant will entitle the holder thereof to purchase one Common Share (each, an "Over-Allotment Warrant Share") at a price of U.S.$2.20 at any time up to 5:00 p.m. (Toronto time) on the date which is 36 months from the Unit Offering Closing Date. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days from the Unit Offering Closing Date. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters' Fee and net proceeds to the Company from the Unit Offering will be U.S.$21,000,000, U.S.$1,260,000 and U.S.$19,740,000, respectively.

        In connection with the Unit Offering, the TSX and the AMEX have conditionally approved the listing of: (i) the Unit Shares and Unit Warrants to be issued upon closing of the Unit Offering; (ii) the Over-Allotment Shares and Over-Allotment Warrants to be issued at any time upon exercise of the Over-Allotment Option; (iii) the Warrant Shares to be issued upon due exercise of the Unit Warrants; and (iv) the Over-Allotment Warrant Shares to be issued upon due exercise of the Over-Allotment Warrants. Listing will be subject to Banro fulfilling all of the listing requirements of the TSX and the AMEX including, with respect to the listing of the Unit Warrants and the Over-Allotment Warrants, the distribution of the Unit Warrants and the Over-Allotment Warrants to a minimum number of public securityholders.

        In connection with the Unit Offering, the Company has agreed it will file and clear this short form base shelf prospectus and a prospectus supplement relating to the Warrant Shares in Canada other than Quebec and concurrently, pursuant to the multi-jurisdictional disclosure system, file a registration statement on Form F-10 and a prospectus supplement relating to the Warrant Shares with the SEC covering the issuance of the Warrant Shares upon the exercise of the Unit Warrants.

 CONSOLIDATED CAPITALIZATION

        Since June 30, 2008 and to the date of this short form base shelf prospectus, the Company has not issued any Common Shares. No stock options have been granted since June 30, 2008 and to the date of this short form base shelf prospectus. There have been no other material changes in the Company's share or loan capital, on a consolidated basis, since June 30, 2008. The following table sets forth the consolidated capitalization of the Company as at the dates indicated before and after completion of the Unit Offering. This table should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) incorporated by reference into this short form base shelf prospectus.

	As at June 30, 2008 before giving effect to the Unit Offering	As at June 30, 2008 after giving effect to the Unit Offering(1)(2)
Shareholders' Equity
Common Shares	U.S.$140,302,546	U.S.$156,846,546
(Authorized: Unlimited)	40,482,938 shares	51,482,938 shares
Warrants	Nil	U.S.$1,551,000
Contributed surplus	U.S.$13,837,810	U.S.$13,837,810
Accumulated other comprehensive income	Nil	Nil
Deficit	U.S.$(53,789,581)	U.S.$(53,789,581)

Total capitalization	U.S.$100,350,775	U.S.$118,445,775

Notes:

(1)
After deducting the Underwriters' Fee of U.S.$1,155,000 but before deducting expenses of the Unit Offering, which are estimated at U.S.$1,500,000.

(2)
Assumes no exercise of any outstanding Warrants or of the Over-Allotment Option.

        Further relevant information, if any, will be contained in the applicable prospectus supplement.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to an offering of Common Shares and/or Warrants, the Company anticipates using the net proceeds received from the sale of such Common Shares and/or Warrants for general corporate purposes, which may include exploration and development costs for the Company's properties. The amount of net proceeds to be used for any purpose will be described in the applicable prospectus supplement.

DESCRIPTION OF SHARE CAPITAL

        The Company's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preference shares issuable in series, of which 40,482,938 Common Shares and no preference shares were issued and outstanding as of the date of this short form base shelf prospectus. The following is a summary of the material provisions attaching to the Common Shares and preference shares.

Common Shares

        The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

        The board of directors of the Company may issue the preference shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the Common Shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

PRIOR SALES

Prior Sales

        Set forth below is information with respect to the securities of the Company issued during the 12-month period prior to the date of this short form base shelf prospectus.

Common Shares

Date of Issuance	Number of Common Shares Issued(1)	Price per Common Share (Cdn$)
September 27, 2007	3,300	$4.00
October 4, 2007	36,700	$4.00
October 4, 2007	50,000	$6.65
February 8, 2008	200,000	$4.70
March 14, 2008	100,000	$3.00
April 11, 2008	317,801	$5.25
April 15, 2008	2,100	$4.00
April 16, 2008	2,900	$4.00

Note:

(1)
All of these share issuances were pursuant to the exercise of previously issued stock options of the Company.

Stock Options and Warrants

        There were no stock options or warrants issued by the Company during the 12-month period prior to the date of this short form base shelf prospectus.

 TRADING PRICE AND VOLUME

        The Common Shares are listed for trading on the TSX and the AMEX under trading symbol "BAA". The following tables set forth information relating to the trading of the Common Shares on the TSX and the AMEX for the periods indicated.

Toronto Stock Exchange

Period	High (Cdn$)	Low (Cdn$)	Volume
September 2008 (to September 10, 2008)	3.68	1.05	777,986
August 2008	4.79	3.35	505,560
July 2008	7.99	3.70	3,509,061
June 2008	8.40	6.70	373,646
May 2008	8.95	8.00	3,044,574
April 2008	9.00	7.75	876,600
March 2008	10.13	8.00	1,787,336
February 2008	10.53	8.70	1,615,549
January 2008	12.35	9.56	1,211,381
December 2007	12.50	8.04	796,484
November 2007	12.85	11.00	1,262,806
October 2007	13.00	10.73	1,624,209
September 2007	12.50	8.79	2,015,993
August 2007	12.50	8.74	1,343,868

American Stock Exchange

Period	High (U.S.$)	Low (U.S.$)	Volume
September 2008 (to September 10, 2008)	3.48	1.41	386,000
August 2008	4.65	3.19	579,800
July 2008	7.50	3.55	680,500
June 2008	8.42	6.50	258,300
May 2008	8.75	7.40	192,000
April 2008	8.79	7.63	287,800
March 2008	10.66	7.89	360,400
February 2008	10.57	8.89	174,700
January 2008	11.99	9.55	230,300
December 2007	12.20	8.10	271,200
November 2007	13.80	11.00	238,500
October 2007	13.55	10.79	336,900
September 2007	12.20	8.78	277,300
August 2007	11.89	8.32	279,700

DESCRIPTION OF SECURITIES BEING OFFERED

Common Shares

        Details regarding the Common Shares (including the Warrant Shares) can be found above under "Description of Share Capital — Common Shares".

Warrants

        The specific terms relating to the Warrants qualified hereunder will be contained in the applicable prospectus supplement. This description will include, where applicable:

  •
  the designation and aggregate number of Warrants;

  •
  the price at which the Warrants will be offered;

  •
  the currency or currencies in which the Warrants will be offered;

  •
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  •
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

  •
  the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each such security;

  •
  the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

  •
  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  •
  material Canadian and United States federal income tax consequences of owning the Warrants; and

  •
  any other material terms or conditions of the Warrants.

        Warrants may be offered separately or together with other securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as warrant agent or may be issued as stand-alone contracts. The applicable prospectus supplement will include details of the warrant agreements, if any, governing the Warrants being offered. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the securities regulatory authorities in Canada and the United States after it has been entered into by the Company.

Units

        The Company may issue Units comprised of one or more of the other Securities described in this short form base shelf prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

        The particular terms and provisions of Units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such Units. This description will include, where applicable:

  •
  the designation and aggregate number of Units offered;

  •
  the price at which the Units will be offered;

  •
  if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

  •
  the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  •
  the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

  •
  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

  •
  any other material terms, conditions and rights (or limitations on such rights) of the Units.

        The Company reserves the right to set forth in a prospectus supplement specific terms of the Units that are not within the options and parameters set forth in this short form base shelf prospectus. In addition, to the extent that any particular terms of the Units described in a prospectus supplement differ from any of the terms described in this short form base shelf prospectus, the description of such terms set forth in this short form base shelf prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such Units.

PLAN OF DISTRIBUTION

        The Company may sell the Securities to or through underwriters or dealers, and, subject to applicable securities laws, may also sell the Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

        The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at prices to be negotiated with purchasers, as set forth in an accompanying prospectus supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

        In connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        This short form base shelf prospectus and any related prospectus supplements qualifies the Securities, including the Warrant Shares issuable on exercise of the Unit Warrants. The applicable prospectus supplement will state the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the Securities, the initial offering price, the proceeds to the Company from the sale of the Securities, any material underwriting discounts or commissions, the currency in which the Securities may be issued and any other discounts or concessions to be allowed or reallowed to dealers. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the prospectus supplement relating to such offering.

        Unless otherwise specified in the applicable prospectus supplement, Securities other than the Common Shares (including the Warrant Shares) will not be listed on any securities exchange. The TSX and the AMEX have conditionally approved the listing of the Warrant Shares on the TSX and the AMEX. Listing will be subject to Banro fulfilling all of the listing requirements of the TSX and the AMEX.

 INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain material Canadian federal income tax consequences to an investor who acquires Securities offered thereunder. The applicable prospectus supplement will also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

RISK FACTORS

        There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration and development industry.

        An investment in the Securities is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this short form base shelf prospectus. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this short form base shelf prospectus and contained in the Company's annual information form dated March 28, 2008 for the financial year ended December 31, 2007 which is incorporated by reference into this short form base shelf prospectus, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Risks of Operating in the DRC

        Banro's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's title at any time. Should the Company's rights, its mining convention or its title not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

        Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. The Company has not begun exploration work on its Kamituga property because of the political instability, violence and the activities of artisanal miners. There is a risk that the Company's operations at Kamituga may continue to be delayed, and that activities at other properties may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

        The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles (presidential and parliamentary elections were successfully held in 2006). There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

        No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

        HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

        The DRC has historically experienced relatively high rates of inflation.

No History of Mining Operations or Profitability

        The Company's properties are in the exploration stage. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Material Weaknesses in the Company's Internal Controls

        In connection with its review of the Company's internal control over financial reporting as of December 31, 2007, BDO Dunwoody LLP, the Company's external auditors, identified material weaknesses within the Company's financial reporting and review process. Based on such determination, the Company's management concluded that the Company had insufficient controls and procedures in place to ensure appropriate segregation of duties within the financial reporting and review process. The responsibilities assigned to the Company's Chief Financial Officer include substantially all financial statement and note creation functions. No additional personnel in the Company perform functions at a level of precision that would adequately prevent or detect misstatements on a timely basis specifically with respect to the reconciliation between Canadian and U.S. GAAP. During its review, BDO Dunwoody LLP also identified material weaknesses with the Company's entity-level controls. Based on such determination, the Company's management concluded that design over the entity level controls was not sufficient to prevent a material weakness. The deficiencies in the design of the controls result in a reasonable possibility that a material misstatement may not be prevented or detected in the annual or interim financial statements in a timely manner. Specifically, the Company's audit committee and senior management's oversight of the assessment and reporting of internal control based on the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and the process of identifying and assessing risks related to internal control over financial reporting within the Company based on this framework were not considered effective.

        The Company has taken and implemented a number of steps to remedy the material weaknesses identified and enhance the Company's internal control over financial reporting. These measures may not result in correcting the deficiencies in the Company's internal controls. In that regard, the Company retained the outside services of a professional accounting firm, to assess and re-engineer the control environment so as to compensate for the inherent segregation of duties (as it relates to the preparation of the financial statements and notes) issue due to limited resources and, where practical, the Company will emphasize enhancement of the segregation of duties based on limited resources it has and, where practical, the Company expects to continue to assess the cost versus benefits of additional resources that would mitigate the situation. In addition, the Company will retain the outside services of a professional accounting firm with U.S. GAAP expertise to compensate for limited resources inside the Company with respect to reconciliation between Canadian and U.S. GAAP. If these measures fail to remediate the material weakness or if additional material weaknesses in the Company's internal controls are discovered in the future, the Company may be unable to provide required financial information in a timely and reliable manner, or otherwise comply with the standards applicable to the Company as a public company, and the Company's management may not be able to report that the Company's internal control over financial reporting is effective for the year ending December 31, 2008 or thereafter. There could also be a negative reaction in the markets due to a loss of investor confidence in the Company and the reliability of the Company's financial statements and, as a result, the Company's business may be harmed and the price of the Company's Common Shares may decline.

Title Review Process in DRC

        The Company has been named in the report produced by the Ministry of Mines in the DRC entitled "Commission Review on Mining Contract — Working Document, (November 2007)", which suggested, inter alia, that certain benefits held by the Company pursuant to its mining convention ought to be withdrawn. The Company has made submissions to the Ministry of Mines as to why it was inappropriate for the Ministry of Mines to make mention of the Company and such statements in such report but the Company has not yet received a response.

        The Company believes that the Ministry of Mines acted outside its jurisdiction in commenting on the arrangements entered into between the Company and the DRC, which are governed by mining conventions passed by Decree no 0021 of March 17, 1997 approving the Mining Convention signed on February 13, 1997 between the Republic of Zaire, Société Minière et Industrielle du Kivu and the Company. Nevertheless, it is possible that the Company may be required, or find it most expedient, to renegotiate certain terms and conditions of its mining convention, including, without limitation, the applicability of the DRC's taxation laws, import and export laws and royalty laws, which are not presently applicable to the Company under the existing terms of these mining conventions. Any such negotiation could result in the Company losing certain benefits under such mining conventions. In addition, there can be no assurance that the Ministry of Mines or other state agencies will not take other actions that adversely impact the Company's operations or properties.

Government Regulation

        Banro's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

        Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

        All of the Company's properties are in the exploration stage only. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

        Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

Development of an Active Market and Volatility

        There can be no assurance that an active market for the Company's securities will be sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed under the heading "Cautionary Statement Regarding Forward — Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Securities. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form base shelf prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The Company expects that it and each of its non-U.S. subsidiaries will be taxable as passive foreign investment companies, or "PFICs"

        Due to the nature of the Company's income and assets, the Company expects that it and each of its non-U.S. subsidiaries will be subject to the special U.S. federal income tax rules applicable to passive foreign investment companies, or "PFICs". Depending on the availability of certain elections, these rules can, among other things, accelerate the timing of the recognition of taxable income and recharacterize what would otherwise be capital gain into ordinary income.

Finance Requirements

        The Company does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is at an early stage. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

        The Company will require significant financing in order to carry out plans to develop its projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital investments.

History of Losses and Expected Future Losses

        The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

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  U.S.$4.3 million for the year ended December 31, 2007;

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  U.S.$3.1 million for the year ended December 31, 2006; and

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  U.S.$4.5 million for the year ended December 31, 2005.

        The Company had an accumulated deficit of U.S.$53.8 million as of December 31, 2007, and an accumulated deficit of U.S.$53.8 million as of June 30, 2008. The losses do not include capitalized mineral property exploration and development costs.

        The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

        The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project will affect the potential viability of mining operations, as Banro will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Failure in electrical power shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

Gold Prices

        The future price of gold will significantly affect the development of Banro's projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Banro's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

        The mineral resource and mineral reserve figures presented in this short form base shelf prospectus and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

        The Company has not commenced production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

        The resource and reserve estimates contained in this short form base shelf prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

        The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

Uncertainty Relating to Inferred Mineral Resources

        There is a risk that the inferred mineral resources referred to in this short form base shelf prospectus cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

        The Twangiza, Lugushwa, Namoya and Kamituga projects account for the Company's material mineral properties. Any adverse development affecting the progress of any of these projects may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

        Market perception of junior gold exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Uninsured Risks

        Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Banro may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its mineral rights through a cession from Société Minière et Industrielle du Kivu, société par actions à responsabilité limitée ("SOMINKI SARL"). As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI SARL as previous owner and operator of Banro's properties.

Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

        The Company is organized under the laws of Canada and its principal executive office is located in the Province of Ontario. All of the Company's directors and officers, and all of the experts named in this short form base shelf prospectus, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company. Please refer to additional information under the heading "Enforceability of Civil Liabilities by U.S. Investors" in this short form base shelf prospectus.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

        Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

        Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

        In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

        The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

Discretion in the Use of Proceeds

        The Company currently intends to allocate the proceeds it will receive from the offering as described above under "Use of Proceeds" and as set forth in the applicable prospectus supplement. However, the Company will have discretion in the actual application of these proceeds, and may elect to allocate proceeds differently from that described in "Use of Proceeds" and the applicable prospectus supplement if it believes it would be in the best interests of the Company to do so. The failure by the Company to apply these proceeds effectively could have a material adverse effect on the Company's business and consequently could affect the price of the Common Shares on the open market.

Future Hedging Activities

        The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

        Sales of a large number of the Company's Common Shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of Common Shares. Banro has previously completed private placements at prices per share which are lower than the current market price of its Common Shares. Accordingly, a significant number of the Company's shareholders have an investment profit in the Common Shares that they may seek to liquidate.

Currency Risk

        The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

        The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

        The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Conflict of Interest

        A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

Guarantee of BRC DiamondCore Ltd. Credit Facility

        One of the Underwriters has provided BRC a Cdn$6,000,000 line of credit ("Credit Facility"). The Credit Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company's guarantee to the Underwriter was a condition of BRC being able to draw down funds under the Credit Facility. The Company has guaranteed the Credit Facility by pledging its investments that are already deposited with such Underwriter as collateral. The Credit Facility is substantiated by a guarantee of corporate indebtedness between the Underwriter and the Company. BRC has entered into a separate agreement with the Company as of October 29, 2007 to repay all amounts outstanding under the Credit Facility by July 28, 2008 but has not yet done so. There is currently outstanding under the Credit Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$212,958. BRC is not in default under the Credit Facility. BRC is responsible for making interest payments under the Credit Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Credit Facility, there can be no assurance that BRC will be able to repay the Credit Facility. Until such time as BRC repays the Credit Facility in full and the Credit Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Underwriter required to fully secure the Credit Facility to fund the Company's operations. In addition, if BRC is unable to repay the Credit Facility when requested by RBC and the Company's guarantee is called, the Company will be obligated to pay the amount outstanding under the Credit Facility, which will adversely affect the Company's liquidity and capital resources.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are BDO Dunwoody LLP, Licensed Public Accountants, of Toronto, Ontario.

        The main transfer agent and registrar for the Common Shares and the agent for the Unit Warrants is Equity Transfer & Trust Company at its office in Toronto, Ontario, Canada.

LEGAL MATTERS

        Macleod Dixon LLP is acting as Canadian counsel to the Company and Dorsey & Whitney LLP is acting as United States counsel to the Company.

INTEREST OF EXPERTS

        Certain legal matters relating to the Securities offered by this short form base shelf prospectus will be passed upon at the date of closing on behalf of the Company by Macleod Dixon LLP. As at the date hereof, the partners and associates of Macleod Dixon LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company. One of Banro's directors and one of Banro's officers are partners of Macleod Dixon LLP.

        Other than as disclosed in the AIF, none of SENET, Martin Pittuck, Neil Senior, HG Waldeck, Michael Skead, Anthony Smith, Anthony O'Donovan, SRK (UK) (formerly known as Steffen, Robertson and Kirsten (UK) Ltd.) or SRK (SA) (each having prepared, certified or supervised the preparation of, a report, valuation, statement or opinion relating to the Company's mineral properties incorporated into or referenced in this short form base shelf prospectus), BDO Dunwoody LLP, Licensed Public Accountants ("BDO") (who provided the auditor's report accompanying the Company's annual consolidated financial statements since the year ended December 31, 2002) or any partner, employee or consultant of SENET, SRK (UK) (formerly known as Steffen, Robertson and Kirsten (UK) Ltd.) or SRK (SA) who (i) participated in and who was in a position to directly influence the preparation of a report, valuation, statement or opinion relating to the Company's mineral properties which was included in a filing made by the Company under National Instrument 51-102 — Continuous Disclosure Obligations ("NI 51-102"), or (ii) at any time during the preparation of a report, valuation, statement or opinion relating to the Company's mineral properties which was included in a filing made by the Company under NI 51-102 was in a position to directly influence the outcome of such report, valuation, statement or opinion, as applicable, held at the time of preparing such report, valuation, statement or opinion, or any employee, partner or consultant of BDO who provided the auditor's report accompanying the Company's annual consolidated financial statements since the year ended December 31, 2002 received after such time or is to receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

        In addition, other than as disclosed in the AIF, none of Daniel Bansah, SRK Consulting, Cardiff, SGS Lakefield, Knight Piesold or AMEC (each having provided input in a report relating to the Company's mineral properties incorporated into or referenced in this short form base shelf prospectus), held at the time of providing such input, received after such time or is to receive any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and companies beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

        BDO, Licensed Public Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in Ontario, Canada. BDO is registered with the Public Company Accounting Oversight Board.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this short form base shelf prospectus forms a part: (i) the documents referred to under the heading "Documents Incorporated by Reference"; (ii) consents of auditors, engineers and legal counsel; (iii) the Namoya Preliminary Assessment Report; (iv) technical report entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo"; (v) Sections 2 and 3 of the technical report entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of the Congo"; (vi) powers of attorney; and (vii) the form of indenture under which the Unit Warrants were issued.

ADDITIONAL INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This short form base shelf prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this short form base shelf prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

        Prospective investors may read and copy any document that the Company has filed with the SEC at the SEC's public reference room in Washington, D.C. Prospective investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Prospective investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Prospective investors may read and download some of the documents the Company has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Prospective investors may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

        Banro is a corporation existing under the Canada Business Corporations Act. All of Banro's directors and officers and all of the experts named in this short form base shelf prospectus reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of Banro's assets, are located outside the United States. Banro has appointed an agent for service of process in the United States, but it may be difficult for securityholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for securityholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon Banro's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

        The Company filed with the SEC, concurrently with the registration statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering under this short form base shelf prospectus.

 AUDITORS' CONSENT

        We have read the short form base shelf prospectus of Banro Corporation (the "Company") dated September 11, 2008 relating to the issue and sale of common shares and warrants, and any combinations thereof, of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2007, 2006 and 2005, as amended and restated. Our report is dated March 28, 2008 (except as to Note 16 which is at August 28, 2008).

        We also consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2007, 2006 and 2005, as amended and restated included in the Form 40F/A. Our report is dated April 18, 2008 (except as to Note 16 which is at August 28, 2008).

        We also consent to the incorporation by reference in the above-mentioned short form base shelf prospectus of our report to the Board of Directors and the Shareholders of the Company on the internal control over financial reporting as at December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria), as amended and restated. Our report is dated April 18, 2008 (except as to Note 16 which is at August 28, 2008).

Toronto, Ontario	(Signed) BDO DUNWOODY LLP
September 11, 2008	Chartered Accountants, Licensed Public Accountants

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Filed pursuant to General Instruction II.L of Form F-10; File No. 153305
SECOND PROSPECTUS SUPPLEMENT TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 11, 2008 (as previously supplemented by the first prospectus supplement dated September 11, 2008)

EXCHANGE RATE INFORMATION
RECENT DEVELOPMENTS
DOCUMENTS INCORPORATED BY REFERENCE
IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
TRADING PRICE AND VOLUME
PLAN OF DISTRIBUTION
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
CAUTIONARY NOTE TO U.S. INVESTORS
DOCUMENTS INCORPORATED BY REFERENCE
EXCHANGE RATE INFORMATION
THE COMPANY
BUSINESS OF THE COMPANY
THE UNIT OFFERING
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
DESCRIPTION OF SHARE CAPITAL
PRIOR SALES
TRADING PRICE AND VOLUME
DESCRIPTION OF SECURITIES BEING OFFERED
PLAN OF DISTRIBUTION
INCOME TAX CONSIDERATIONS
RISK FACTORS
AUDITORS, TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ADDITIONAL INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS
AUDITORS' CONSENT